KRYS BOYLE, P.C.
                              Attorneys at Law
Telephone                  Suite 2700 South Tower                 Facsimile
(303) 893-2300             600 Seventeenth Street            (303) 893-2882
                         Denver, Colorado  80202-5427


                               April 5, 2006


H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:     All-American SportPark, Inc.
        Form 10-KSB for the Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        Form 10-QSB for the Quarter Ended March 31, 2005
        Filed May 16, 2005
        File No. 0-24970

Dear Mr. Owings:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated March 24, 2006 (the "Comment Letter") regarding All-American SportPark, Inc. The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Item 7.  Financial Statements

Consolidated Statements of Operations, page F-4

1. We have read your response to comments 15 and 19 of our letter dated July 11, 2005 regarding your basis in GAAP for recording gains from the extinguishment of debt from related parties during fiscal years 2004, 2003 and 2002. Your basis for recording a gain in each of the last three fiscal years is not supported by GAAP and the related authoritative accounting literature. See APB 26 note 1 to paragraph 20. Accordingly, please amend your Form 10-KSB for the year ended December 31, 2004 and revise your financial statements and all related disclosures in fiscal years for $669,887 in 2004, $316,991 in 2003 and #239,425 in 2002 to reflect these amounts as a capital contribution instead of your current presentation as gains in your statement in operations for the amount of debt forgiven by related parties and provide the appropriate footnote disclosures on the accounts affected for each fiscal year. Please also revise management's discussion and analysis to reflect these changes in you financial statement presentation for all years presented. Refer to APB 20 and SFAS 154 for reporting and disclosure guidance.



United States Securities and Exchange Commission
April 5, 2006
Page 2

     As requested, the financial statements and related notes, and management's discussion and analysis will be revised as necessary to reclassify previously reported gains from the extinguishment of debt from related parties during fiscal years 2004, 2003 and 2002 as capital contributions. The several revisions proposed to be made to reflect this change are as follows:

        The paragraph labeled "NET INCOME (LOSS)" in Item 6 - Management's Discussion And Analysis Of Financial Condition And Results Of Operations will be replaced with the following:

        "Net income decreased $612,949 to a loss of $592,516 in 2004 from income of $20,433 in 2003. The primary differences in 2004 compared to 2003 were the receipt of a lawsuit settlement in 2003 which resulted in income of $880,000 that was partially offset by legal expenses of $200,000 and an increase in cost of revenues of $158,254 in 2004."

        The Consolidated Balance Sheets, Statements of Operations, Statements of Shareholders' Equity Deficiency, and Statements of Cash Flows will be replaced with the following:
































United States Securities and Exchange Commission
April 5, 2006
Page 3

"                  ALL AMERICAN SPORTPARK, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2004 AND 2003

                                                   2004        2003
                                                (restated)  (restated)
                                               -----------  ----------
ASSETS
Current assets:
  Cash                                         $    6,125   $   17,521
  Accounts receivable                                 902       23,696
  Prepaid expenses and other                       11,626       16,278
                                               ----------   ----------
                                                   18,653       57,495
Leasehold improvements and equipment,
  net of accumulated depreciation               1,034,033      808,112
Other assets                                        1,367        3,872
                                               ----------   ----------
                                               $1,054,053   $  869,479
                                               ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY DEFICIENCY
Current liabilities:
  Current portion of notes payable to
   related parties                            $   385,896   $  500,000
  Current portion of other long term debt          72,760       66,210
  Interest payable to related parties             232,690      230,983
  Accounts payable and accrued expenses           199,287      311,720
                                                                    -
                                                  890,633    1,108,913
Notes payable to related parties,
  net of current portion                        3,999,299    3,713,473
Other long term debt, net of current portion      239,381      312,141
Interest payable to related parties             1,525,044    1,384,720
Due to related parties                            344,425      359,917
Deferred income                                    13,104        1,500
                                               ----------   ----------
                                                7,011,886    6,880,664
Minority interest in subsidiary                   411,508      435,527
                                               ----------   ----------
Shareholders' equity deficiency:
  Series B Convertible Preferred Stock, $.001 par
   value, no shares issued and outstanding
  Common Stock, $.001 par value, 10,000,000
   shares authorized, 3,400,000 shares
   issued and outstanding at December 31,
   2004 and 2003, respectively                      3,400        3,400
  Additional paid in capital                   12,689,185   12,019,298
  Accumulated deficit                         (19,061,926) (18,469,410)
                                               ----------   ----------
                                               (6,369,341)  (6,446,712)
                                               ----------   ----------
                                               $1,054,053   $  869,479
                                               ===========  ==========

The accompanying notes are an integral part of these consolidated financial statements.



United States Securities and Exchange Commission
April 5, 2006
Page 4

                 ALL AMERICAN SPORTPARK, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                2004         2003
                                             (restated)   (restated)
                                            -----------   -----------

Revenues                                    $ 2,168,802   $ 2,214,675
Cost of revenues                                505,555       342,050
                                            -----------   -----------
                                              1,663,247     1,872,625
                                            -----------   -----------

Operating expenses:
   Selling, general and administrative
Land lease expense                              398,085       397,901
Landscape maintenance                           361,172       364,230
Other                                         1,219,128     1,284,798
                                            -----------   -----------
                                              1,978,385     2,046,929
   Depreciation and amortization                 71,154        67,905
                                            -----------   -----------
                                              2,049,539     2,114,834
                                            -----------   -----------

Operating loss                                 (386,292)     (242,209)

Other income (expense):
   Interest income                               16,157         7,148
   Interest expense                            (499,949)     (478,040)
   Other income                                 254,703       883,941
   Other expense                                 (1,154)            -
                                            -----------   -----------

Income (loss) before minority interest         (616,535)      170,840

Minority interest in (income) loss of
 subsidiary                                      24,019      (150,417)
                                            -----------   -----------
Net income (loss)                           $  (592,516)  $    20,423
                                            ===========   ===========

NET INCOME (LOSS) PER SHARE:
 Basic and diluted net income
  (loss) per share                          $     (0.17)  $      0.01
                                            ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.




United States Securities and Exchange Commission
April 5, 2006
Page 5

                   ALL AMERICAN SPORTPARK, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY DEFICIENCY
                  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                   ADDITIONAL
                         COMMON     PAID IN      ACCUMULATED
                         STOCK      CAPITAL      DEFICIT             TOTAL
                        -------    ----------    -------------   ------------
Balances,
January 1, 2003
As previously
reported                $ 3,400    $11,462,882   $(18,250,418)   $(6,784,136)
Adjustment                             239,425       (239,425)
                        -------    -----------   ------------    -----------
As restated               3,400     11,702,307    (18,489,843)    (6,784,136)

Capital contributions
in the form of
debt extinguishment                    316,991                       316,991

Net income                                             20,433         20,433
                        -------    -----------   ------------    -----------
Balances,
December 31,
2003 (restated)           3,400     12,019,298    (18,469,410)    (6,446,712)

Capital contributions
in the form of
debt extinguishment                    669,887                       669,887

Net loss                                             (592,516)      (592,516)
                        -------    -----------   ------------    -----------
Balances,
December 31,
2004 (restated)         $ 3,400    $12,689,185   $(19,061,926)   $(6,369,341)
                        =======    ===========   ============    ===========

The accompanying notes are an integral part of these consolidated financial statements.


United States Securities and Exchange Commission
April 5, 2006
Page 6

                 ALL AMERICAN SPORTPARK, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                 2004         2003
                                              (restated)   (restated)
                                              ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                          $ (592,516)  $   20,433
   Adjustment to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
   Minority interest                             (24,019)     150,417
   Depreciation and amortization                  71,154       67,903
   Other income                                   26,950            -
   Bad debts                                     109,871            -
   Increase in operating (assets) and
   liabilities:
     Accounts receivable                           3,919       13,272
     Prepaid expenses and other assets             7,157       37,769
     Accounts payable and
      accrued expenses                          (112,433)    (415,261)
     Interest payable to related parties         411,918      434,545
     Decrease in deferred income                  11,604      (80,908)
                                              ----------   ----------
       Net cash provided by (used in)
       operating activities                      (86,395)     228,170
                                              ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of capital assets                   (324,025)     (74,502)
                                              ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Decrease in due to related parties            (36,526)    (159,337)
   Proceeds of loan from related parties         688,334      100,000
   Principal payments on notes payable -
    related parties                             (186,574)           -
   Principal payments on other
    notes payable                                (66,210)    (106,918)
                                              ----------   ----------
       Net cash provided by (used
       in) financing activities                  399,024     (166,255)
                                              ----------   ----------
NET DECREASE IN CASH                             (11,396)     (12,587)

CASH, beginning of year                           17,521       30,108
                                              ----------   ----------
CASH, end of year                             $    6,125   $   17,521
                                              ==========   ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest                      $   88,030   $   69,145
                                              ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements. "



United States Securities and Exchange Commission
April 5, 2006
Page 7

The following paragraph will be added to Note 1 - Organizational Structure and Basis of Presentation, and subsequent paragraphs will be renumbered.

     "      e. Prior Period Adjustment

     The previously reported accumulated deficit at January 1, 2003, and previously reported net income (loss)for 2003 and 2004 have been retroactively restated with the offsetting credits to additional paid-in capital, for the effects of a series of related party capital contributions in the form of debt forgiveness transactions previously credited to income and now determined to be in error. The effects of these adjustments on previously reported net income (loss) per share are as follows:

                                                 2004        2003
                                               --------   --------
     Net income (loss) per share:
        As previously reported                 $   0.02   $   0.10
        Adjustment                                (0.19)     (0.09)
                                               --------   --------
        As restated                            $  (0.17)  $   0.01
                                               ========   ======== "


The table in Note 9 - Capital Stock, Stock Options, and Incentives regarding the pro-forma information will be changed to the following:

"                                            YEARS ENDED DECEMBER 31,
                                             2004               2003
                                          ----------        -----------
     Net income (loss)
         As reported                      $ (592,516)       $    20,423
         Pro forma                          (592,516)            20,423

     Basic and diluted net income
     (loss) per share
         As reported                           (0.17)              0.01
         Pro forma                             (0.17)              0.01 "

                               * * * * * * * *


Notes to Consolidated Financial Statements
Note 4.  Related Party Transactions, page F-9

2. We have read your response to our comment 29 of our letter dated July 11, 2005 that none of your noted payables have any restrictive debt covenants. Please state in your revised disclosure that none of the various notes outstanding have any restrictive covenants as of the balance sheet dates.



United States Securities and Exchange Commission
April 5, 2006
Page 8


The following will be added as the last paragraph in Note 4 - Related Party
Transactions:

     "At December 31, 2004, the Company has no loans or other obligations with restrictive debt or similar covenants."

                               * * * * * * * *

     As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Attached hereto is the written statement you have requested.

                               * * * * * * * *




United States Securities and Exchange Commission
April 5, 2006
Page 9


      Please contact the undersigned if you have any questions or need any additional information in connection with the above.


                                    Very truly yours,

                                    KRYS BOYLE, P.C.



                                    By:/s/ James P. Beck
                                       James P. Beck



cc: All American SportPark, Inc.
    Piercy Bowler Taylor & Kern


















                          ALL-AMERICAN SPORTPARK, INC.
                         6730 South Las Vegas Boulevard
                            Las Vegas, Nevada  89119



                                 April 5, 2006


United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549


Ladies and Gentlemen:

     On behalf of All-American SportPark, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                ALL-AMERICAN SPORTPARK, INC.


                                By: /s/ Ronald S. Boreta
                                    Ronald S. Boreta, President